VIA MAIL

                                                               May 18, 2022
Yolanda Lewis
BBYW Holdings LLC
3810 Broadway
Sacramento, CA 95817

Re:           BBYW Holdings LLC; File No. 811-23795

Dear Ms. Lewis:

        On April 27, 2022, you filed a Form N-8A notifying the U.S. Securities and Exchange
Commission of your intention to register BBYW Holdings LLC as an investment company under
the Investment Company Act of 1940 (the    Investment Company Act   ). Our
preliminary review
of your filing indicates that it fails to comply with the requirements of the Investment Company
Act, the related rules and regulations, and the requirements of the form. Due to these serious deficiencies, you should not assume that your filing may be relied upon for compliance with the federal securities laws, and we do not believe that investors should rely on the document you have filed with us for any investment purpose. We urge you to promptly correct these deficiencies or deregister1 the investment company associated with this filing. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.


Sincerely,


/s/ Christopher R. Bellacicco


Christopher R. Bellacicco

Attorney-Adviser

cc:           John C. Lee, Branch Chief
              Christian T. Sandoe, Assistant Director






1
 To deregister the investment company, submit a completed Form N-8F, available at https://www.sec.gov/files/formn-8f.pdf. See also IM Guidance Update 2014-05 - Deregistration of Investment
Companies: Applications on Form N-8F (April 2014), available at https://www.sec.gov/investment/im-guidance-
2014-05.pdf